Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 5, 2023

Mr. Daniel Duchovny

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anika Therapeutics, Inc.

Preliminary Proxy Statement filed on March 27, 2023

File No. 001-14027

Dear Mr. Duchovny:

This letter is being submitted on behalf of our client, Anika Therapeutics, Inc. (the “Company”), in response to comments contained in the letter dated April 4, 2023 from Daniel Duchovny, Special Counsel, Office of Mergers and Acquisitions of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on March 27, 2023 (the “Preliminary Proxy Statement”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in Amendment No. 1.

Preliminary Proxy Statement

Proposal 1: Election of Directors, page 11

1.

We note the following disclosure on page 11 and in the form of proxy card that if “you vote “FOR” more than two (2) nominees on your WHITE proxy card, your shares will be voted “FOR” each of the Board recommended nominees and “WITHHOLD” on the Caligan nominees.” Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

Mr. Daniel Duchovny

Securities and Exchange Commission

April 5, 2023

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Proxy Statement at pages 12 and 84 to indicate that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted. The Company has also made corresponding changes to the proxy card.

Annex A, page A-1

2.

Revise the various references to individuals who “may be deemed” participants to avoid inserting doubt as to the individuals’ status and to be consistent with the definition of participant in instruction 3 to Item 4 of Schedule 14A.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised Annex A of the Proxy Statement to eliminate any references to the assertion that individuals “may be deemed” participants and revised the disclosure to indicate that such persons are deemed to be participants in the solicitation.

If you should have any questions concerning the enclosed matters, please contact Sean M. Donahue at 202-538-3557 or the undersigned at (617) 570-1633.

Sincerely,

/s/ Joseph Johnson III, Esq.
Joseph Johnson III, Esq.

cc:	David B. Colleran, Esq., Executive Vice President, General Counsel and Secretary, Anika Therapeutics, Inc.

Sean M. Donahue

Andrew H. Goodman